SEC File No. 0-18774
                                                          CUSIP No. 848550 20 8



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.


                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

[X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ]
    Form 10-D  [  ] Form N-SAR [  ] Form N-CSR

For the Period Ended:  December 31, 2009

      [  ]   Transition Report on Form 10-K
      [  ]   Transition Report on Form 20-F
      [  ]   Transition Report on Form 11-K
      [  ]   Transition Report on Form 10-Q
      [  ]   Transition Report on Form N-SAR
      For the Transition Period Ended:___________________________

    Nothing in this form shall be construed to imply that the Commission
              Has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:


                      PART I - REGISTRANT INFORMATION

                         Spindletop Oil & Gas Co.
                        (Full name of registrant)

                                    N/A
                        (Former Name if Applicable)

                       12850 Spurling Dr., Suite 200
                  (Address of Principal Executive Office)

                            Dallas, Texas 75230
                        (City, State and Zip Code)












                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
  [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Spindletop Oil & Gas Co. is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009, without unreasonable effort and expense due to the late receipt of information required from consolidated subsidiaries.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Chris G. Mazzini             972             644-2581
              (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s),         [X] YES     [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                        [X] YES     [ ] NO







If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the year ended December 31, 2009 is anticipated to significantly decrease as compared with the prior year. In 2008 we reported a net income of $3,521,000, however we anticipate there will be a net loss for 2009 in the area of approximately $250,000 to $500,000.

This estimated loss is due to a decrease in total oil and gas revenues which decreased from approximately $12,690,000 in 2008 to approximately $5,067,000 in 2009.

Oil revenue for 2009 was approximately $1,485,000 compared to $2,326,000 for 2008, a decrease of approximately $841,000 or 36.16%. This was due to a decrease in average oil prices from $71.21 per bbl in 2008 to $56.55 per bbl in 2009, a decrease of $14.66 per bbl or 20.59%. In addition to the decrease in oil prices, oil sales decreased from approximately 32,650 bbls in 2008 to approximately 25,875 bbls in 2009, a decrease of 6,775 bbls or 20.75%.

Gas revenue for 2009 was approximately $3,582,000 compared to $10,364,000 for 2008, a decrease of approximately $6,782,000 or 65.44%. This was due primarily to a drop in average gas prices from $8.41 per Mcf in 2008 to $4.13 per Mcf in 2009, a decrease of $4.28 per MCF or 50.89%. In addition to the decrease in gas prices, gas sales decreased from approximately 1,232,000 Mcf in 2008 to approximately 866,000 Mcf in 2009, a decrease of 366,000 Mcf or 29.71%.

Estimated lease operating expenses for 2009 are anticipated to decrease by approximately 30-35% from the $2,552,000 incurred in 2008. General and administrative expenses are expected to increase by approximately 4-5%, from the $3,198,000 reported in 2008.



























                         SPINDLETOP OIL & GAS CO.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

March 31, 2010                        By: /s/ Robert E. Corbin
                                      Robert E. Corbin
                                      Principal Financial and
                                      Accounting Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

          Intentional misstatements or omissions of fact constitute
             Federal Criminal Violations (See 18 U.S.C. 1001)

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).